Exhibit 99.64

DeFi Technologies Inc. Announces Q3 2023 Financial Results:
AUM Increases to $179 Million as of Sept. 30/23, marking 69%
Yearly Growth, Revenues to $5.9 Million and Notable Strategic Developments

TORONTO – November 14, 2023 – DeFi Technologies Inc. (the "Company" or "DEFI") (NEO: DEFI) (GR: R9B) (OTC: DEFTF), a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralised finance, announces its financial performance for the nine months ended September 30, 2023 (all amounts in Canadian dollars, unless otherwise stated).

Key Highlights of Q3 2023:

●	The Company reported a cash balance at September 30, 2023 of $2.1 million compared to $4.9 million at December 31, 2022.

●	The Company’s venture portfolio investments were valued at $41.3 million by the end of the quarter.

●	AUM grew 69% to approximately $179 million as of September 30, 2023, up from $107 million as of December 31, 2023, and currently sits at $339 million as of November 13th, 2023.

●	Total revenues were $5.9 million for the nine months ended September 30, 2023. This is a significant improvement from the revenues of $(3.1) million for the respective period in 2022.

●	The net loss for the nine months ended September 30, 2023 was $(16.2) million. This shows a noteworthy recovery from the net loss of $(36.1) million for the same period in 2022.

●	Adjusted net loss (net loss excluding unrealized loss on investments and share based payments) was $4.6 million and $12.2 million for the three and nine months ended September 30, 2023 compared to $6.0 million and $17.0 million during the same period in 2022. The year over year improvement is due to a combination of increased revenues along with lower expenses.

●	The Company’s commitment to prudent financial management is evident from its lower operating, general, and administrative costs in 2023. Operating, general, and administration costs for the nine months ended September 30, 2023 were $7.2 million, down from $11.7 million in 2022.

●	Total expenses for the nine months ending September 30, 2023 stood at $21.9 million, a decrease of 33% YoY. This decrease reflects from $33.0 million for the same period in 2022.

●	DeFi Technologies and its subsidiary Valour Inc. (“Valour”) Announce Closing of $3 Million Private Placement of Convertible Notes.

●	DeFi Technologies Inc. and Neuronomics AG entered into a landmark Joint Venture Agreement to develop AI-based digital asset exchange traded products, actively managed certificates, and asset-backed tokens for global distribution.

●	Valour introduced three EUR denominated products on NGM: Valour Ethereum Zero EUR, Valour Solana EUR and Valour Digital Asset Basket 10 (VDAB10) EUR.

●	Valour introduced its innovative Ethereum Physical Staking ETP under the EU-wide issuance platform, Valour Digital Securities Limited (VDSL) on XETRA.

●	Valour entered into a collaboration with Bitcoin Suisse AG, the Swiss crypto-finance and technology pioneer. The product partnership aims to issue Exchange Traded Products (“ETPs”) backed 1:1 by digital assets, leveraging both Valour’s and Bitcoin Suisse AG's unique capabilities and long standing expertise in the digital asset market.

●	Valour launched the Valour Digital Asset Basket 10 (ETP) on Nordic Growth Market

“DeFi Technologies has demonstrated robust growth in assets under management and our venture portfolio, in a year that's been challenging for digital assets," stated Olivier Roussy Newton, CEO of DeFi Technologies. "In an environment of market volatility and dwindling trust in centralized exchanges, retail and institutional investors have had to navigate a landscape rife with bad actors. Over the last six years, we've built a regulated market infrastructure, emphasizing trust and transparent digital asset offerings, which have seen increasingly more demand. Our strategic partnership with Bitcoin Suisse, coupled with our advances in product innovation, are crucial in fortifying our market position. As we continue to expand our ETPs and delve into AI-based asset management with Neuronomics AG, we remain dedicated to maintaining our role as leaders in innovative, regulated financial solutions."

ETPs/Valour:

Valour’s ETP business reported AUM of $179 million as of September 30, 2023, a 69% increase from December 31, 2022’s report of $106 million. AUM currently sits at $339 million as of November 13, 2023.

Liquidity:

The Company ended the quarter with a cash balance of $2.1 million, compared to $4.9 million at the close of 2022. Additionally, the venture portfolio investments stood firm at $41.3 million.

Financial Performance:

For the nine months ending September 30, 2023:

●	Revenues were to $1.4 million and $5.9 million for the three and nine months, compared to $0.3 million and $(3.1) million reported for the same periods in 2022.

●	Net loss was $(7.5) million and $(16.2) million, an improvement from the net loss of $(5.8) million and $(36.1) million during the corresponding periods in 2022.

●	Adjusted net loss (net loss excluding unrealized loss on investments and share based payments) was $4.6 million and $12.2 million for the three and nine months ended September 30, 2023 compared to $6.0 million and $17.0 million during the same period in 2022. The year over year improvement is due to a combination of increased revenues along with lower expenses. The Company will continue its plan to reduce expenses in Q4 2023.

●	The Company continues to emphasize fiscal responsibility and growth, evident from the reduced operating costs and the enhanced ETP products portfolio.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP and Valour Digital Asset Basket 10, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour's existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information, to subscribe, or to receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the financial results of the Company; future collaborations and partnerships; development of ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Investor Relations

ir@defi.tech

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